

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 14, 2008

via U.S. mail

David W. Williams
Chief Executive Officer
Noble Corporation
13135 South Dairy Ashford, Suite 800
Sugar Land, TX 77478

> **Re: Noble Corporation**
> **Supplemental Response to Form 10-K for the Fiscal Year Ended**
> **December 31, 2006**
> **Filed December 19, 2007**
> **File No. 1-31306**

Dear Mr. Williams:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement filed March 14, 2007

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

1.   We note your response to our prior comment 7. In future filings, please include the enhanced disclosure regarding formulas that you provided in your response, or disclosure at least as informative and clear.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Laura Nicholson at (202) 551-3584, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        L. Nicholson

        via facsimile
        Robert D. Campbell, Esq.
        (281) 276-6336